Rec'd 7/18/02

UF 8-5-02

02023481

UNITED STATES
...ANGE COMMISSION
...C. 20549

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SEC FILE NUMBER
8- 47267

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BBM Securities Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
JUL 18 2002
535

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
AUG 07 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/18/2002

Pannell Kerr Forster

BBM SECURITIES INC.
(A wholly owned subsidiary of
BBM-H Participações S.A.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

PKF

BBM SECURITIES INC.
(A wholly owned subsidiary of BBM-H Participações S.A.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Pannell Kerr Forster

CONTENTS

PKF

PKF

PANNELL KERR FORSTER
CHARTERED ACCOUNTANTS
Pannell House
44 Elizabeth Avenue
P. O. Box N-8335
Nassau
Bahamas
Tel: (242)-322-8560/1
(242)-323-8796
Fax: (242)-326-7524
E-mail: pkfbah@batelnet.bs

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders of,
BBM SECURITIES INC.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BBM Securities Inc. ("the Company") as at December 31, 2001, in conformity with accounting principles generally accepted in the United States. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis the opinion expressed above.

As discussed more fully in Note 4, the Company has extensive transactions and relationships with an affiliated party. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Pannell Kerr Forster.

January 23, 2002
Nassau, Bahamas

Pannell Kerr Forster

BBM SECURITIES INC.
(A wholly owned subsidiary of BBM-H Participações S.A.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

(Expressesd in United States Dollars)

		2001
Assets		
Cash		74,266
Receivable from clearing broker		108,183
Service fees receivable		11,647
Prepaid expenses		13,618
Other assets		3,957
Total assets	$	211,671
Liabilities		
Accounts payables		5,648
		5,648
Shareholder's equity		
Common stock -10,000 $0.10 par: 10,000 shares authorized; 1,000 shares issued and outstanding		100
Additional paid-in capital		2,199,900
Accumulated deficit		(1,993,977)
Total shareholder's equity		206,023
Total liabilities and shareholder's equity	$	211,671

Approved on Behalf of the Board:

The notes on pages 3 to 5 are an intergral part of this financial statement.

PKF

BBM SECURITIES INC.
(A wholly owned subsidiary of BBM-H Participações S.A.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

1. GENERAL

BBM Securities Inc. (the "Company") was incorporated on May 15, 1994 and is a wholly owned subsidiary of BBM-H Participações S. A. ("BBM-H"). BBM-H is controlled by BBM Empreendimentos S.A., which is a company incorporated under the laws of Brazil. The Company was established to provide brokerage services to U.S. based customers in select Brazilian securities in addition to providing sales and marketing advice to a related party.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statement has been prepared under the historical cost convention. All the Company's transactions are denominated in United States dollars.

The accompanying financial statement has been prepared in accordance with the applicable standards formulated by the American Institute of Certified Public Accountants. The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the year. Actual amounts could differ from those estimates.

Commission Income: The Company's securities transactions and related commission income are recorded on the trade date.

Income taxes: Income taxes are recognized by the Company on both current and deferred tax consequences of all transactions recorded in the financial statements, based on provisions of enacted tax laws of the United States.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required by the Statement of Financial Accounting Standards (SFAS) 107 to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are considered as defined by SFAS 107 and are carried at their fair value, or are short-term by nature and bear current market rates of interest.

4. RELATED PARTY TRANSACTIONS AND BALANCES

The company provides sales and marketing services to BBM Bank Limited ("BBL"), an affiliate of BBM-H. Under terms of agreement with BBL, the Company is reimbursed for 100% of the total expenses incurred in providing such services. Service fee revenues from BBL amounted to $183,959. Service fees receivable of $11,647 at December 31, 2001 represents un-remitted fees from BBL.

5. INCOME TAXES

At December 31, 2001, the company has a net operating loss carried forward of approximately $1,634,550 of which $203,423 will expire in 2009; $465,702 will expire during 2010, $191,280 will expire in 2011, $166,496 will expire in 2012, $218,106 will expire in 2018, $187,429 will expire in 2019, $114,522 will expire in 2020 and $87,592 will expire in 2021. These losses may be used to offset future taxable income.

At December 31, 2001, the Company has recorded a deferred tax asset of $737,600 resulting from net operating losses carry forward and differences in tax and accounting methods for fixed assets. At December 31, 2001, the Company recorded a full valuation allowance for the deferred tax asset as the Company's ability to realize these benefits does not meet the "more likely than not" criteria established by SFAS 109. Accordingly there is no net deferred tax asset reflected in the accompanying balance sheets.

6. RISK MANAGEMENT

Credit Risk

The Company executed, as part of its normal course of business, transactions on behalf of its customers. The Company clears all of its securities trading through a clearing broker. Financial assets that are subject to credit risk comprise mainly the receivable from the clearing broker.

7. NET CAPITAL REQUIREMENT

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $176,801, which was $171,801 in excess of the amount required of $5,000. The ratio of aggregate indebtedness to net capital was 0.03 to 1.